UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)

Booz Allen Hamilton Holding Corporation

(Name of Issuer)

Class A Common Stock, $.01 par value

(Title of Class of Securities)

099502106

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

with copies to:

Douglas S. Manya

Booz Allen Hamilton Inc.

8283 Greensboro Drive

McLean, Virginia 22102

(703) 902-5000

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

13 D

CUSIP No. 099502106

1	Name of reporting person. Explorer Coinvest LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 72,722,285 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 65,660,000 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 72,722,285 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11); 50.31% (1)(2)
14	Type of reporting person (see instructions) OO (Limited Liability Company)

(1)	Includes 7,062,285 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”
(2)	All share percentage calculations in this Amendment to Schedule 13D are based on 144,541,321 outstanding shares of Class A common stock.

1	Name of reporting person. Explorer Manager, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 72,722,285 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 65,660,000 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 72,722,285 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11); 50.31% (1)
14	Type of reporting person (see instructions) OO (Limited Liability Company)

(1)	Includes 7,062,285 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

1	Name of reporting person. Ralph W. Shrader
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 346,496 (1) shares
	8	Shared voting power 1,587,929 (1) shares
	9	Sole dispositive power 346,496 (1) shares
	10	Shared dispositive power 1,587,929 (1) shares
11	Aggregate amount beneficially owned by each reporting person 1,934,425 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 1.34% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares pursuant to which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Amended and Restated Stockholders Agreement, dated as of November 8, 2010 and amended as of June 12, 2012 (the “Stockholders Agreement”). The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. Lloyd Howell, Jr.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 505,452 (1) shares
	8	Shared voting power 36,990 (1) shares
	9	Sole dispositive power 505,452 (1) shares
	10	Shared dispositive power 36,990 (1) shares
11	Aggregate amount beneficially owned by each reporting person 542,442 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.38% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. Joseph Logue
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 684,891 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 684,891 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 684,891 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.47% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. John D. Mayer
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 522,829 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 522,829 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 522,829 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.36% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. John M. McConnell
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 53,848 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 53,848 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 53,848 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.04% (1)
14	Type of reporting person (see instructions) IN

1	Name of reporting person. Horacio D. Rozanski
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 794,247 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 794,247 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 794,247 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.55% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. Samuel R. Strickland
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 858,181 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 858,181 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 858,181 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.59% (1)
14	Type of reporting person (see instructions) IN

1	Name of reporting person. Richard J. Wilhelm
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 69,163(1) shares
	8	Shared voting power 95,133 shares
	9	Sole dispositive power 69,163 (1) shares
	10	Shared dispositive power 95,133 shares
11	Aggregate amount beneficially owned by each reporting person 164,296 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.11% (1)
14	Type of reporting person (see instructions) IN

1	Name of reporting person. Karen M. Dahut
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 387,653 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 387,653 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 387,653 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.27% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. Elizabeth M. Thompson
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 82,311 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 82,311 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 82,311 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.06% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. Nancy Laben
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 12,406 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 12,406 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 12,406 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); .01% (1)
14	Type of reporting person (see instructions) IN

1	Name of reporting person. Kevin L. Cook
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 49,815 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 49,815 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 49,815 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.03% (1)
14	Type of reporting person (see instructions) IN

1	Name of reporting person. Joseph W. Mahaffee
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 475,486 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 475,486 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 475,486 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☑(1)
13	Percent of class represented by amount in Row (11); 0.33% (1)
14	Type of reporting person (see instructions) IN

Amendment No. 13 to Schedule 13D

This Amendment No. 13 amends and supplements the Schedule 13D initially filed on December 16, 2010, as amended and supplemented to date.

Item 2.	Identity and Background

Item 2 is hereby amended by adding the following to the end of the table listing the name, address, principal business/occupation and citizenship of the new reporting persons and adding the statements below the table with respect to Kevin L. Cook and Joseph W. Mahaffee (the “New Reporting Persons”).

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/ Citizenship
Kevin L. Cook	c/o Booz Allen Hamilton Holding Corporation 8283 Greensboro Drive McLean, Virginia 22102	Senior Vice President and Chief Financial Officer	United States of America

Joseph W. Mahaffee	c/o Booz Allen Hamilton Holding Corporation 8283 Greensboro Drive McLean, Virginia 22102	Executive Vice President	United States of America

The New Reporting Persons have not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended in its entirety as follows:

(a)-(b) The responses of each of the persons filing this Amendment to Schedule 13D (each a “Reporting Person”) with respect to Rows 11, 12 and 13 of the cover pages of this Amendment to Schedule 13D that relate to the aggregate number and percentage of Class A common stock (including but not limited to footnotes to such information) are incorporated herein by reference. Such percentages were calculated based on 144,541,321 outstanding shares of Class A common stock.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Amendment to Schedule 13D that relate to the number of shares as to which each of the persons or entities referenced in Item 2 above has sole power or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including but not limited to footnotes to such information) are incorporated herein by reference.

Each of Explorer Coinvest LLC and Explorer Manager, L.L.C. may be deemed to beneficially own 72,722,285 shares of Class A common stock, including 65,660,000 shares of Class A common stock owned directly by Explorer Coinvest LLC and 7,062,285 shares of Class A common stock over which Explorer Coinvest LLC holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Explorer Manager, L.L.C. is the non- member manager of Explorer Coinvest LLC. Explorer Manager, L.L.C. is managed by a seven member investment committee, which has dispositive power over the shares beneficially owned by it, and a three member management committee, which has the power to vote the shares beneficially owned by it. Each member of the investment committee and management committee of Explorer Manager, L.L.C. disclaims beneficial ownership of the shares beneficially owned by Explorer Manager, L.L.C.

Dr. Shrader may be deemed to beneficially own an aggregate of 1,934,425 shares of Class A common stock, including (i) 55,503 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 91,447 shares of Class A common stock held directly, (iii) 1,431,249 shares of Class A common stock held by the Ralph W. Shrader Revocable Trust, (iv) 156,680 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock held by the Ralph W. Shrader Revocable Trust that may be converted within 60 days, and (v) 199,546 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Dr. Shrader shares investment power and voting power over the 1,587,929 shares held by the Ralph W. Shrader Revocable Trust with his wife, Janice W. Shrader.

Mr. Howell may be deemed to beneficially own an aggregate of 542,442 shares of Class A common stock, including (i) 202,078 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 79,932 shares of Class A common stock held directly, (iii) 36,990 shares of Class A common stock held by the Lloyd Howell, Jr. Trust, (iv) 9,020 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days and (v) 214,422 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Howell shares investment and voting power over the shares held by the Lloyd Howell, Jr. Trust with his wife, Patricia S. Howell.

Mr. Logue may be deemed to beneficially own an aggregate of 684,891 shares of Class A common stock, including (i) 291,684 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 125,289 shares of Class A common stock held directly, and (iii) 267,918 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. Mayer may be deemed to beneficially own an aggregate of 522,829 shares of Class A common stock, including (i) 22,866 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 192,825 shares of Class A common stock held directly, (iii) 61,330 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days and (iv) 245,808 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. McConnell may be deemed to beneficially own an aggregate of 53,848 shares of Class A common stock, including (i) 16,028 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan and (ii) 37,820 shares of Class A common stock held directly.

Mr. Rozanski may be deemed to beneficially own an aggregate of 794,247 shares of Class A common stock, including (i) 291,684 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 231,581 shares of Class A common stock held directly, (iii) 58,660 shares of Class A common stock issuable upon the conversion of an equal number of shares of Class C common stock that may be converted within 60 days and (iv) 212,322 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. Strickland may be deemed to beneficially own an aggregate of 858,181 shares of Class A common stock, including (i) 16,643 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 399,689 shares of Class A common stock held directly, (iii) 276,998 shares of Class A common stock held by the Samuel Strickland Revocable Trust, (iv) 106,230 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days and (v) 58,621 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Strickland is the sole trustee of the Samuel Strickland Revocable Trust and has sole investment power and voting power over the shares held by the trust.

Mr. Wilhelm may be deemed to beneficially own an aggregate of 164,296 shares of Class A common stock, including (i) 16,643 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan (ii) 29,819 shares of Class A common stock held directly, (iii) 95,133 shares of Class A common stock held by the Richard J. Wilhelm Trust and (iv) 28,082 shares of Class A common stock issuable upon the exercise of options. Mr. Wilhelm shares investment and voting power over the shares held by the Richard J. Wilhelm Trust with his wife, K. Shelly Porges.

Ms. Dahut may be deemed to beneficially own an aggregate of 387,653 shares of Class A common stock, including (i) 188,275 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 92,940 shares of Class A common stock held directly, and (iii) 106,438 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Ms. Thompson may be deemed to beneficially own an aggregate of 82,311 shares of Class A common stock, including (i) 7,700 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 6,611 shares of Class A common stock held directly and (iii) 68,000 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Ms. Laben may be deemed to beneficially own an aggregate of 12,406 shares of Class A common stock which are issuable upon the exercise of options that may be exercised within 60 days.

Mr. Cook may be deemed to beneficially own an aggregate of 49,815 shares of Class A common stock, including (i) 1,541 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 5,280 shares of Class A common stock held directly and (iii) 42,994 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. Mahaffee may be deemed to beneficially own an aggregate of 475,486 shares of Class A common stock, including (i) 22,866 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 65,150 shares of Class A common stock held directly, (iii) 91,795 shares of Class A common stock held by the Joseph W. Mahaffee Revocable Trust, (iv) 39,340 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days, and (v) 256,335 shares of Class A common stock issuable upon the exercise of options. Mr. Mahaffee is the sole trustee of the Joseph W. Mahaffee Revocable Trust and has sole investment power and voting power over the shares held by the trust.

(c) On June 30, 2014, (i) Ms. Dahut sold 2,623 shares of Class A common stock, (ii) Mr. Howell sold 8,870 shares of Class A common stock, (iii) Mr. Logue sold 9,274 shares of Class A common stock, (iv) Mr. Rozanski sold 9,752 shares of Class A common stock, (v) Mr. Mayer sold 8,231 shares of Class A common stock, (vi) Ms. Thompson sold 1,790 shares of Class A common stock, (vii) Mr. McConnell sold 10,997 shares of Class A common stock and (viii) Mr. Wilhelm sold 9,897 shares of Class A common stock, in each case, at a per share purchase price of $21.24.

On July 1, 2014, Mr. Shrader was granted 23,282 shares of Class A restricted common stock, which vests ratably on each of June 30, 2015, 2016 and 2017.

(d) Not applicable.

(e) On June 30, 2014, Messrs. McConnell, Strickland and Wilhelm ceased to be members of a group owning more than 5% of the securities of the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by inserting the following information at the end thereof:

On June 30, 2014, Messrs. McConnell, Strickland and Wilhelm ceased to be subject to the obligations of executive officers under the Stockholders Agreement. Following their appointment as executive officers, effective July 8, 2014, Kevin L. Cook and Joseph W. Mahaffee became subject to the obligations of executive officers under the Stockholders Agreement, including the voting provisions and requirements to sell shares.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby supplemented by adding the following exhibits in appropriate numerical order

Exhibit No.	Description

99.1.13	Joint Filing Agreement

99.17	Power of Attorney

99.18	Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXPLORER COINVEST, LLC By: Explorer Manager, L.L.C, its manager

By:	/s/ DAVID B. PEARSON
	Name:	David B. Pearson
	Title:	Member

EXPLORER MANAGER, L.L.C.

By:	/s/ DAVID B. PEARSON
	Name:	David B. Pearson
	Title:	Member

*
Ralph W. Shrader

*
Lloyd Howell, Jr.

*
Joseph Logue

*
John D. Mayer

*
John M. McConnell

*
Horacio D. Rozanski

*
Samuel R. Strickland

*
Richard J. Wilhelm

*
Karen M. Dahut

*
Elizabeth M. Thompson

*
Nancy Laben

*
Kevin L. Cook

*
Joseph W. Mahaffee

*	The undersigned, by signing his name hereto, executes this Schedule pursuant to the Power of Attorney executed on behalf of the above-named entities and individuals and filed herewith.

By:	/s/ TERENCE KADEN
Terence Kaden
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Description

99.1.13	Joint Filing Agreement

99.17	Power of Attorney

99.18	Power of Attorney